Exhibit 21

Subsidiaries of Registrant

Name	State of Incorporation

ICU Medical Sales, Inc.	Delaware

ICU Finance, Inc.	California

Budget Medical Products, Inc.	California

ICU MedEurope Limited (in liquidation)	United Kingdom

ICU MedEurope (NZ) Limited (in liquidation)	New Zealand

ICU Medical de Mexico, S.A. de C.V.	Mexico

ICU Medical Europe S.r.l.	Italy

MedScanSonics, Inc.	Delaware

ICU Medical (Utah), Inc.	Delaware

ICU World, Inc.	Delaware

ICE Rink, Inc.	Delaware

ICU (Yantai) Medical Material Co. Ltd.	China